

02042473

82- SUBMISSIONS FACING S

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Chugai Pharmaceutical Co., Ltd

*CURRENT ADDRESS: 1-9, Kyobashi 2-chome
Chuo-Ku, Tokyo 104-8301
Japan

PROCESSED
JUL 1 5 2002
THOMSON
FINANCIAL

**FORMER NAME: ____________

**NEW ADDRESS: ____________

FILE NO. 82- 34668   FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: [signature]

DATE : 7/8/02

Attachment 1

ANNUAL REPORT 2001

For the Well-Being of People Worldwide

CHUGAI PHARMACEUTICAL CO., LTD.

CONTENTS

Making the Most o

Chugai Pharmaceutical Co., Ltd., has long been considered one of Japan's most forward-looking and dynamic pharmaceutical companies. While prescription pharmaceuticals are its primary strength, the Company also boasts a solid position in the Japanese market for nonprescription products as well as an increasingly high profile in DNA probe and enzyme-immunoassay diagnostics.

Chugai consistently invests around 20% of its net sales in R&D, targeting the key therapeutic domains of cancer and infectious diseases, bone metabolic and hematological disorders, and cardiovascular and cerebrovascular diseases as well as other critically important areas. The Company has created and continues to develop the markets for two important biopharmaceuticals: *Epogin* (epoetin beta), a recombinant human erythropoietin for treating anemia associated with chronic renal failure, and *Neutrogin* (lenograstim), a recombinant human granulocyte-colony stimulating factor (rG-CSF) for neutropenia associated with chemotherapy—marketed as *Granocyte* outside Japan.

FORWARD LOOKING STATEMENT

This annual report includes forward looking statements pertaining to the business and prospects of the Company. These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Advanced Biotechnologies

Chugai is working to strengthen its R&D operations and create a business structure capable of developing and marketing drugs on a global scale. The Company is entering into a growing number of strategic alliances in Japan and abroad and striving to maximize synergies among its research, development, production, and marketing operations. Dedicated to providing fully integrated healthcare products and services for the prevention, detection, and treatment of diseases, Chugai aims to contribute to the health and well-being of communities worldwide.

Dear Fellow Shareholders



In fiscal 2001, ended March 31, 2001, the Chugai Group boosted its net sales and net income to the highest levels on record, reflecting its strong performance in the prescription pharmaceutical business. Moreover, the Group achieved this performance despite the challenges presented by its operating environment, which is becoming increasingly harsh due to such factors as the Japanese government's efforts to restrain medical and pharmaceutical expenses, the intensification of global competition, and revolutions in drug discovery and information technologies.

Osamu Nagayama,
President and CEO

Achieving Two-Digit Growth

On a consolidated basis, Chugai recorded ¥203.0 billion in net sales and ¥30.2 billion in operating income. Net income amounted to ¥15.5 billion, up 76.9% from fiscal 2000. Domestic and export sales of prescription pharmaceuticals benefited from growing sales of such mainstay products as *Epogin* (epoetin beta), a recombinant human erythropoietin that generated ¥55.3 billion in net sales, and *Alfarol* (alfacalcidol), an agent for treating osteoporosis with net sales of ¥19.9 billion. Also steadily penetrating their markets and contributing to overall net sales were two promising products launched during fiscal 2001—*Suvenyl* (sodium hyaluronate), an agent for relieving knee pain associated with rheumatoid arthritis, and *Oxarol* (maxacalcitol), an agent for treating secondary hyperparathyroidism. Net sales of *Suvenyl* and *Oxarol* totaled ¥2.6 billion and ¥1.8 billion, respectively.

The diagnostics business saw continued strong growth in the North American sales of Chugai's U.S.–based wholly owned subsidiary Gen-Probe Incorporated, and total diagnostics sales grew 13.6%, to ¥15.0 billion. The persistent slackness of consumer spending in Japan affected the Company's operations in nonprescription products and other fields, and net sales in these fields declined.

Chugai's sustained efforts to increase cost efficiency helped boost operating income. The Company recorded other income of ¥8.4 billion as compensation for the early termination of an agreement with Aventis Pharma Ltd. for the co-development and co-marketing in Japan of the taxoid-class anticancer drug *Taxotere Injection.* This offset other expenses of ¥6.1 billion for the amortization of the unfunded retirement benefit obligation arising from the adoption of new accounting standards relating to employees' retirement benefits. An additional expense of ¥2.0 billion due to the adjustment of Gen-Probe's profits was stated for previous fiscal years following a change in U.S. accounting standards.

Attaining V's II Targets

Fiscal 2001 was the final year of the V's II medium-term management plan, which began in April 1998. The three years of V's II were considered to be a period for emphasizing Chugai's structural strengthening, and the Company made steady progress in diverse programs aimed at that objective. Specifically, we built an R&D network in the United States and Europe, set up a leading-edge platform for new drug discovery, broadened our development pipeline, established a marketing network in Europe, met our quantitative performance targets, and bolstered our financial position.

Chugai surpassed all of its non-consolidated targets and sustained a rise in consolidated profitability in line with these targets. In addition to our persistent efforts to achieve lean operations, this reflects the increasingly solid positions of mainstay Chugai offerings as "first-line therapies" in their respective therapeutic fields, which make them less susceptible to the impact of the Japanese government's drug cost containment measures. A more detailed description of how the Chugai Group's operational base was strengthened during the V's II period can be found in An Advanced Biotechnology Enterprise on page 7 of this report.

Introducing the V's 21 Plan

In April 2001, Chugai began its V's 21 medium-term management plan, which is intended to guide the Company by creating a "New Corporate Paradigm." In view of the significant and ongoing changes in Chugai's operating environment, and to overcome intense global competition, the Company will proactively employ new business models and take additional steps required to enhance its management practices.

By March 2004, Chugai will have taken steps within the framework of the new corporate paradigm to ensure that each Chugai division and affiliate has the capabilities to overcome competition in its markets and to continue to generate value and profits. Using these profits, the Company intends to proactively make investments in building up its research base, upgrading its capabilities for drug discovery operations with a sustained high level of productivity, steadily boosting the pace of domestic and overseas development projects, and building and reinforcing marketing systems to consistently produce innovative and profitable new drugs. All these efforts are expected to give Chugai a high level of global competitiveness in its specific strategic fields.



Strategies for V's 21 Plan

Prescription pharmaceuticals are the Chugai Group's principal core business field. Within this field, the Company is striving to build a dedicated management system that is designed to promote greater collaboration and faster decision making by delegating responsibility to the corporate officers in each operational area. The Company is endeavoring to more rigorously choose strategic business domains and shift a greater share of its resources to such areas. Accordingly, we are continually evaluating and prioritizing our development portfolio and taking steps to increase development speed and efficiency within such areas.

Chugai is aiming to maintain a strong position among the top 10 prescription pharmaceutical companies in the Japanese market. In particular, the Company intends to develop and maintain top-class global research competitiveness by focusing on antibodies and vitamin D derivatives.

An important means of meeting prescription pharmaceutical business targets is expanding the market shares of principal products such as *Epogin* and *Neutrogin* (a recombinant human granulocyte-colony stimulating factor marketed as *Granocyte* outside Japan) as well as *Suvenyl, Oxarol,* and other promising new products. We are also giving high priority to strengthening our development pipeline, which is responsible for future profits. We are tightening the focus of our research and development projects so that we can more efficiently invest our resources in targeted therapeutic fields.

Currently, Chugai is awaiting approval of new drug applications (NDAs) for five drug candidates in Japan, including OCT (maxacalcitol), a vitamin D_3 derivative for the treatment of psoriasis. Overseas, the Company is proceeding with the development of promising antibody drugs and other candidates, including MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for treating rheumatoid arthritis, and AHM, a humanized monoclonal antibody (mAb) that targets the HM1.24 antigen and is expected to be used for the treatment of multiple myeloma.

To launch new products in Japan and overseas more quickly, Chugai is working to speed up its domestic and overseas development programs and strengthen its chemistry, manufacturing and control (CMC) function, which is a crucial means of completing quality planning design and establishing the most appropriate manufacturing process from the development stage. The CMC function will enable the low-cost production of new and consistently high-quality drugs. For new drug discovery research, we are concentrating our efforts on antibody drugs and vitamin D derivatives and intend to build and develop a distinctive presence and superior competitiveness in these fields.

As of April 2001, Chugai had reorganized its nonprescription product operations with a dedicated and profit-oriented company management system, which is endeavoring to bolster its presence



in the Japanese market by assessing consumer lifestyle trends and developing products that meet customers' needs. Given the crucial role of managing Chugai's well-known home-use brands, such as the *Guronsan* line of nutritional supplement drinks and the *Varsan* line of insecticides, the nonprescription product business is striving to boost its market share through the proactive implementation of comprehensive, brand-oriented marketing programs.

In light of the progress in genomic research and considering the unmet needs of the diagnostics market, Chugai views its DNA probe diagnostics technologies as significantly important resources. The Company is presently building a strong base for a profit-generating blood screening business and will sustain a high level



of investment in developing nucleic acid amplification testing and other suitable new diagnostic technologies, while continuing to seek new business opportunities. We anticipate that these and other initiatives will give our diagnostics operations, centered on those of Gen-Probe and Japan–based subsidiary Chugai Diagnostics Science Co., Ltd., a strong global presence.

We project that the strategies outlined above will enable Chugai to record ¥233.0 billion in net sales and ¥20.0 billion in net income in fiscal 2004.

Enhancing Corporate Governance

In accordance with its goal of increasing delegation of responsibility to management in each principal business field, Chugai has introduced a corporate officer system and is implementing a variety of other measures to expedite management decision making and promote greater management transparency. The Company is responding to the progressive globalization of its operating environment by aggressively internationalizing its workforce through new hiring and training programs. Further, the Company is emphasizing to all its employees the importance of conforming to the Chugai Business Conduct Guidelines, which provide regulatory standards for decision making and daily work activities and the strictest ethical standards.

We are intent on making the Chugai Group into a truly global enterprise that offers world-class innovative products and improves the quality of life (QOL) of people around the world. I am confident that Chugai's shareholders, customers, employees, and other stakeholders will approve of and benefit from the Company's efforts to realize this ambition.

June 2001

Osamu Nagayama, President and CEO



An Advanced Biotechnology Enterprise

Dynamic Innovation Focused on Promising Drug Development Fields

Drug Discovery and Technologies

Chugai has used genes as drug discovery tools in its pharmaceutical research programs since the 1980s. The Company is continuing to conduct R&D with advanced drug discovery technologies to produce patient-beneficial drugs, particularly in the fields of antibody drugs and vitamin D derivatives.





Chugai and Biotechnologies

Since the 1980s, when Chugai began research into drugs that target specific genes, the Company has equipped itself with an array of advanced genetic engineering technologies. As a result, it was the first Japanese company to succeed in developing and marketing such epochal biopharmaceuticals as *Epogin* and *Neutrogin/Granocyte,* which are still among the Company's mainstay products.

Antibody Drugs (Therapeutic Antibodies)

The advanced genetic engineering technologies created during biopharmaceutical R&D programs play key roles in Chugai's antibody drug research. Through such advances as the introduction, in 1990, of humanized antibody technologies, the Company has established a firm position on the leading-edge of progress in developing antibody drugs, which have immense potential.

Chugai has made full efforts on genomic drug discovery, which is focused primarily on the three strategic therapeutic domains of bone metabolic disorders, cancer, and cardiovascular diseases. The Chugai Group has three pharmaceutical research facilities. The bulk of work is performed at the Fuji Gotemba Research Laboratories and is complemented by programs at San Diego–based Chugai Biopharmaceuticals, Inc. (CBI), and Tsukuba–based Chugai Research Institute for Molecular Medicine, Inc. (CMM). The Company is actively proceeding with the development of antibody drugs using the wealth of information and sophisticated technologies generated by those facilities.

Chugai has highly advanced gene-related technological capabilities—including transgenic technologies for the functional analysis of genes and antibody engineering technologies for the design and production of target antibodies—and it obtains additional leading-edge technologies, when needed, through collaborative research with outside entities. The Company's innovative approach involves the combination of those technological platforms and pathobiological/pathophysiological evaluation activities cultivated in its R&D history.

As a result, Chugai has been able to obtain many antibody targets, including those in preclinical development stages. Three humanized monoclonal antibodies (mAb)—MRA, AHM, and CAL—are undergoing clinical trials and are expected to be approved and marketed within several years, and the Company has already started to construct antibody drug manufacturing facilities.

Vitamin D Derivatives

Chugai is one of the few companies in the world to be investigating more than 500 vitamin D derivatives. In combination with its clinical development experience, this gives the Company international competitiveness. In particular, Chugai's accumulated knowledge and know-how related to the bioactivity of vitamin D derivatives is expected to enable the development of therapeutic drugs.

Alfarol (alfacalcidol), an activated vitamin D_3 preparation for treating osteoporosis, has been well received in Japan since its initial marketing in 1981. Chugai's sustained leadership in vitamin D derivative R&D is evidenced by the 2000 launch of



Oxarol (injection), which is the first agent approved in Japan for treating secondary hyperparathyroidism in hemodialysis patients.

Additional contributions to Chugai's profitability are expected from other vitamin D derivative drug candidates under development, which include *Oxarol* ointment, for the treatment of psoriasis, and ED-71, for the treatment of osteoporosis.

Drug Discovery Technologies

Chugai uses a combination of effectively customized technologies to discover and functionally analyze genes. These include transgenic animal engineering and antibody engineering technologies just mentioned as well as bioinformatics that enables the highly efficient utilization of huge quantities of genetic and other biological data.

The Company also employs technologies obtained from cooperative research projects with other companies, such as combinatorial chemistry for quickly and systematically generating diverse compounds and structure-based drug design (SBDD) for creating low-molecular-weight compounds that bond with target proteins.


Transgenic Technology
Gene Inactivation Technology
Antibody Engineering
High-Yield Protein Expression
Antibody Design
Mass Production of Proteins
Genome Research
Functional Analysis
Target Molecule Identification
Preclinical/ Clinical Development
Antibodies
Proteins
Lead Compound Discovery
Optimization
Low-Molecular-Weight Compounds (Vitamin D Derivatives, etc.)
Pathophysiological Knowledge
High-Throughput Screening
SBDD
Chemical Library/ Natural Product Library
Combinatorial Chemistry
Bioinformatics/Genetic Information Database



In February 2001, CBI and U.S.–based Immusol Incorporated formed an alliance that provides for the use of Immusol's gene inactivation technology to support Chugai's discovery and validation of drug target genes relating to metastasis. The collaboration will enable Chugai to validate new drug targets with the potential to produce new types of drugs for treating metastasis, thereby strengthening the Company's operations in the strategically emphasized area of cancer therapeutics.

Chugai is also actively involved in many projects sponsored by the government, including DNA array technology and single nucleotide polymorphism (SNP) analysis.

Blood Screening Technologies

Gen-Probe is working to develop robust and accurate blood screening methods that employ transcription-mediated amplification (TMA) nucleic acid testing (NAT) technology.

Gen-Probe's TMA technology, which has been patented in the United States and several other countries, can amplify the nucleic acid (DNA and RNA) of target organisms more than one billion times in under an hour. TMA technology has been used to develop NAT diagnostics including the HIV-1/HCV Assay, which detects both the human immunodeficiency virus (HIV) and the hepatitis C virus (HCV) in donated blood. This assay can greatly shorten the "window period," which is the period after infection until viruses can be detected, and thereby increase the safety of donated blood. Gen-Probe is also developing TIGRIS, a high-throughput, fully automated assay system as well as a Triplex TMA NAT assay for the simultaneous detection of HIV, HCV, and hepatitis B virus (HBV) that will complement the company's existing HIV-1/HCV assay.

The TMA HIV-1/HCV Assay kit has performed exceptionally well in the United States under an investigational new drug (IND) application since mid-1999. The U.S. Food and Drug Administration (FDA) has accepted the Biologics License Application (BLA) in March 2001 for fast-track review. The assay had been approved in France, Spain, and Australia as of March 2000, and was registered in five more countries during fiscal 2001—including Germany and Italy—bringing the total number of countries that have approved the assay system to eight.

Our blood screening business is being developed through a strategic alliance with U.S.-based Chiron Corporation, which holds HCV-related patents. The arrangement calls for Gen-Probe to handle development and manufacturing, while Chiron is responsible for sales, marketing, and distribution.

R&D Network

To ensure development activities can keep pace with the astounding advances it is achieving in therapeutic technologies, Chugai has established infrastructure for developing products in Japan, Europe, and the United States. Chugai also promotes the rapid application of the latest technologies throughout the world.



Takada Research Laboratories (Tokyo, Japan)
Gen-Probe (San Diego, USA)
Chugai Pharma Europe (London, U.K.)
Chugai Research Institute for Molecular Medicine (Ibaraki, Japan)
Fuji Gotemba Research Laboratories (Shizuoka, Japan)
Chugai Biopharmaceuticals (San Diego, USA)
C&C Research Laboratories (Kyunggi, Republic of Korea)

Tripartite Global R&D Network

Chugai has built a globe-spanning R&D network with bases in Japan, Europe, and the United States.

Research is carried out through a Chugai Group network centering on the Fuji Gotemba Research Laboratories and CMM in Japan, CBI and Gen-Probe in the United States, and C&C Research Laboratories, a Korea-based joint venture.

Clinical trials also are conducted in Japan and overseas under close collaboration between the head office, CBI, and Chugai Pharma Europe Ltd. This network for global development enables simultaneous development programs in three locations, which is implemented by Global Project Leaders and Tripartite Project Teams under the supervision of the Global Development Management Team. Taking advantage of advances in information technologies and standard-setting activities of the International Conference on Harmonization (ICH), Chugai plans to expedite the submission and evaluation of NDAs in multiple locations, to accelerate the speed of global development projects, and to increase the number of globally developed products.

Chugai Lilly Clinical Research Co., Ltd. (CLCR)

Established by Japan-based Eli Lilly Japan K.K. and Chugai in April 1999, CLCR bears the task of clinically developing for the Japanese market certain compounds owned by U.S.–based Eli Lilly and Company. CLCR is playing an important role in Eli Lilly's global development network. CLCR's primary purpose is to facilitate the collaborative use of Chugai's know-how and infrastructure for the development of Eli Lilly compounds, receiving product information and other support for its operations from Chugai as well as Eli Lilly Japan and Eli Lilly.

COMPOUNDS UNDER DEVELOPMENT BY CLCR

Code Name (Generic Name)	Expected Indications	Overseas Status
LY110140 (fluoxetine HCl)	Depression, Depressive state, etc.	Marketed in more than 100 countries worldwide
LY139603 (tomoxetine HCl)	Attention deficit hyperactivity disorder (ADHD)	Phase III (US)
IC351	Sexual dysfunction	Phase III (US & EU)

R&D Pipeline

Including cooperative development projects, Chugai is currently developing 20 drug candidates in Japan and overseas. Three drug candidates—PB-94 (for hyperphosphatemia; sevelamer HCl), LY139481 HCl (for osteoporosis in postmenopausal women; raloxifene HCl), and SG-75 (additional indication of acute heart failure; nicorandil)—are in Phase III clinical trials in Japan, and the Company expects that they will be marketed in the near future.

R&D expenses for the fiscal year amounted to ¥41.2 billion, which corresponds to 20.3% of net sales.

Domestic R&D

In July 2000, an NDA for CGS20267 (letrozole), an aromatase inhibitor for the treatment of breast cancer in postmenopausal women was filed. In June 2000, Phase I clinical trials were begun for TA-270, a 5-lipoxygenase inhibitor licensed-in from Dainippon Ink & Chemicals, Inc., that is expected to be used for the treatment of asthma. In April 2001, Phase II clinical trials were begun for MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for treating rheumatoid arthritis that was created using the Company's antibody engineering technologies.

OCT (maxacalcitol), a vitamin D_3 derivative, was approved for the treatment of secondary hyperparathyroidism in hemodialysis patients; OCT was launched as *Oxarol* (injection) in September 2000. That same month, *Neutrogin* was approved for the additional indication of mobilization of peripheral blood progenitor cells. In March 2000, Chugai obtained approval for NRD101 (sodium hyaluronate) for the indication of knee pain associated with rheumatoid arthritis; this product was launched as *Suvenyl* in August 2000.

Overseas R&D

In May 2000, CBI began Phase I clinical trials of BO-653, an antioxidant that is expected to be used for such indications as preventing post-PTCA restenosis and coronary heart disease (CHD). In March 2001, CBI began Phase I clinical trials of CAL, a humanized monoclonal antibody (mAb) to parathyroid hormone-related protein (PTHrP) that is expected to be used for such indications as the treatment of hypercalcemia of malignancy, bone metastasis, and cachexia. As of April 2001, the U.S. Phase II trial of GM-611, a motilin agonist for treating gastroparesis and other conditions, has been placed on clinical hold by the FDA, pending final review of the results of rodent carcinogenicity studies. In October 2000, in the United Kingdom, CPE initiated Phase I clinical trials of AHM, a humanized monoclonal antibody (mAb) that targets the HM1.24 antigen and is expected to be used for the treatment of multiple myeloma. CPE completed Phase I clinical trials of MRA and began Phase II trials in European countries in April 2001.

(As of May 21, 2001)

Domestic Development Pipeline

Stage	Code Name (Generic Name)	Expected Indications *Additional Indications	Remarks	Administration Form	Origin
Filed	CGS20267 (letrozole)	Breast cancer in postmenopausal women	Aromatase inhibitor	Oral	Codeveloped with Novartis Pharma
	OCT (maxacalcitol)	Psoriasis	Vitamin D_3 derivative	Ointment	In-house
	SUL (sucralfate)	*Reflux esophagitis	Site protection	Suspension	In-house
	AVS (nicaraven)	Subarachnoid hemorrhage	Hydroxyl radical scavenger	Injection	In-house
	EPOCH (epoetin beta)	*Refractory anemia	Recombinant erythropoietin	Injection	In-house
Phase III (Bridging Study)	LY139481 HCl (raloxifene HCl)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator (SERM)	Oral	Codeveloped with Eli Lilly Japan
Phase III	PB-94 (sevelamer HCl)	Hyperphosphatemia in hemodialysis patients	Phosphate binding agent	Oral	Genzyme codeveloped with Kirin Brewery
	SG-75 (nicorandil)	*Acute heart failure	Potassium channel opener	Injection	In-house
Phase II/III	FS-69	Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance Pharmaceutical Corp.
Phase II	EPOCH (epoetin beta)	*Predeposit of autologous blood transfusion	Recombinant erythropoietin	Subcutaneous injection	In-house
	EPOCH (epoetin beta)	*Anemia in premature babies	Recombinant erythropoietin	Subcutaneous injection	In-house
	ED-71	Osteoporosis	Vitamin D_3 derivative for bone formation	Oral	In-house
	MRA	Rheumatoid arthritis	Humanized anti-IL-6 receptor antibody	Injection	In-house
Phase I	GM-611	Gastroparesis	Motilin agonist	Oral	In-house
	TA-270	Asthma	5-lipoxygenase inhibitor	Oral	Codeveloped with Dainippon Ink & Chemicals
Pre-clinical	VAL	Post-hepatectomy/transplantation	Liver-regeneration promoting agent	Injection	In-house

Overseas Development Pipeline

Stage	Code Name (Generic Name)	Expected Indications	Remarks	Administration Form	Origin
Phase II (USA)	GM-611	Gastroparesis	Motilin agonist	Oral	In-house
Phase II (EU)	MRA	Rheumatoid arthritis	Humanized anti-IL-6 receptor mAb	Injection	In-house
Phase I (UK)	MX-68	Rheumatoid arthritis	Methotrexate derivative	Oral	In-house
	AHM	Multiple Myeloma	Humanized anti-HM1.24 mAb	Injection	In-house
Phase I (USA)	BO-653	Restenosis in post-PTCA, CHD	Antioxidant	Oral	In-house
	CAL	Bone metastases, Hypercalcemia	Humanized anti-PTHrP mAb	Injection	In-house

Chugai Lilly Clinical Research Domestic

Stage	Code Name (Generic Name)	Expected Indications	Remarks	Administration Form	Origin
Phase III (Bridging Study)	LY110140 (fluoxetine HCl)	Depression, Depressive state, etc.	Selective serotonin reuptake inhibitor (SSRI)	Oral	Codeveloped with Eli Lilly
Phase I	LY139603 (tomoxetine HCl)	Attention deficit hyperactivity disorder (ADHD)	Selective norepinephrine reuptake inhibitor (SNRI)	Oral	Codeveloped with Eli Lilly
	IC351	Sexual dysfunction	Selective phosphodiesterase type 5 (PDE5) inhibitor	Oral	Codeveloped with Eli Lilly

Network

Chugai uses its global marketing network to market products around the world. Recently, the Company added an additional exclusive marketing unit in France that is expected to make a great contribution to the launch of new products and the market penetration of mainstay products.





Domestic Markets

One of the Company's principal products, *Epogin,* is extensively used to alleviate anemia and improve the QOL of patients who are undergoing or preparing for hemodialysis due to renal insufficiency. In fiscal 2001, sales of *Epogin* amounted to ¥55.3 billion. *Epogin* had a more than 60% share of the overall Japanese market for comparable products.

Moreover, in May 2001, the Company began marketing *Epogin S* in convenient and sterile prefilled syringes. This new packaging is expected to further increase *Epogin*'s market share.

Neutrogin is another principal Chugai product that is greatly improving patients' QOL. Since its launch in 1991, *Neutrogin* has been used to treat neutropenia resulting from aplastic/hypoplastic anemia or from chemotherapy treatment for leukemia and other cancers as well as to treat neutropenia in bone marrow transplant patients. In fiscal 2001, sales of *Neutrogin* amounted to ¥18.2 billion. *Neutrogin* had a 39% share of the Japanese market for comparable products.

Suvenyl, an agent for relieving knee pain associated with rheumatoid arthritis that has been marketed since August 2000, has a molecular weight of 1.9 million and is distinguished by special pharmacological characteristics. As a result, it has smoothly penetrated the market. In fiscal 2001, *Suvenyl* generated ¥2.6 billion in net sales and captured a 20% share of the Japanese market for comparable products.

In addition, *Oxarol,* a vitamin D_3 derivative that was developed in-house and launched in September 2000, quickly came into use at approximately 82% of dialysis facilities in Japan. It has been highly evaluated by specialists for its effectiveness in treating secondary hyperparathyroidism in hemodialysis patients.

Chugai has supplemented its principal traditional nonprescription product brands—the *Guronsan* line of nutritional supplement drinks and *Varsan* line of home-use insecticides—with an additional new brand—the *Zenol* line, which centers on *Zenol Exum* topical analgesic poultices. As a result, sales of Chugai's nonprescription products have moved in parallel with market trends. The Company plans to continue strengthening all three of these brands, while energetically implementing total marketing programs that encompass product development, advertising, and sales promotion activities.

Overseas Markets

Chugai's global marketing network includes units in four regions—Japan, Europe, the United States, and Asia—and the Company has recently put particular effort into building up its independent marketing capabilities in Europe.

Already, Chugai Pharma U.K. Ltd. and the German branch of Chugai Pharma Marketing Ltd. have begun the sole promotion of *Granocyte.* Chugai Pharma France S.A.S., a subsidiary established in April 2001, is scheduled to begin independent marketing activities in January 2002. Accordingly, Chugai will have marketing capabilities covering three major countries in Europe—the United Kingdom, Germany, and France—that account for roughly 53% of the European pharmaceutical market.

The Company will work to further expand



the overseas market share of *Granocyte* while also striving to further strengthen its infrastructure for the overseas development and marketing of new products.

Chugai is organizing sales promotion activities in Taiwan and other Asian countries. Aiming to establish marketing systems in the United States, the Company is currently drafting strategies for the U.S. market.

Granocyte is currently marketed in 70 countries overseas, and annual net sales of *Granocyte* outside Japan have risen to US$115 million and its market share in Europe has reached 27%. Nicorandil, a potassium-ion channel opener for treating angina, marketed as *Sigmart* in Japan, is sold in 11 countries throughout Asia and Europe, principally by companies to which Chugai has licensed the marketing rights. Annual net sales of nicorandil outside Japan have reached approximately US$45 million. *Ulcerlmin* (sucralfate), an antiulcer agent, is marketed by Chugai subsidiaries in the United Kingdom and Taiwan as well as by licensees in roughly 100 other countries. Those companies sold approximately US$65 million of *Ulcerlmin* in 2000.

□ PRESCRIPTION PHARMACEUTICALS

Product Name (Generic Name)	Remarks
Epogin (epoetin beta)	Agent for anemia associated with chronic renal failure
Neutrogin (lenograstim)	Agent for neutropenia associated with chemotherapy
Alfarol (alfacalcidol)	Agent for osteoporosis
Sigmart (nicorandil)	Antianginal agent
Rythmodan (disopyramide)	Antiarrhythmic agent
Ulcerlmin (sucralfate)	Agent for gastritis and ulcers
Glyceol (glycerol)	Agent for increased intracranial pressure and cerebral edema
Amoban (zopiclone)	Agent for sleep disorders
Preran (trandolapril)	ACE inhibitor for hypertension
Suvenyl (sodium hyaluronate)	Agent for knee pain associated with rheumatoid arthritis
Oxarol (maxacalcitol)	Agent for secondary hyperparathyroidism in hemodialysis patients

□ NONPRESCRIPTION PRODUCTS

Product Name	Remarks
New Guromont	Health tonic line
Guronsan	Health tonic line
New Chugai Ichoyaku	Gastrointestinal medicine
Varsan	Insecticidal fumigator
Zenol	Anti-inflammatory analgesic poultices

□ MEDICAL DEVICES

Product Name	Remarks
Ceratite	Bone implant
Neofix	Poly-L-lactide internal fixation device

Since establishing its Environmental Department in 1974, Chugai has steadily increased its commitment to environmental protection. In 1996, the Company drafted its basic environmental protection policies and set up the Chugai Environmental Management System (CEMS) based on ISO 14001 standards to reduce the burden on the environment caused by its operations. Currently, the Company is working to address environmental issues through CEMS while maintaining a global perspective.

Chugai intends to sustain its environmental protection programs while aiming for continual progress in its environmental protection performance based on the "Plan-Do-Check-Act" cycle prescribed by CEMS. The environmental performance of each plant, facility, branch, and affiliated company is audited and reported to the management.

Chugai strictly adheres to the environmental laws set forth by the Japanese regulatory body. Since the Basic Law for Establishing the Recycling-based Society was passed in May 2000, a number of environmental protection laws have taken effect in Japan. The Basic Law makes specific reference to the waste-related "Three Rs"—Reduce, Reuse, and Recycle. The law seeks to promote a recycling-oriented society centered on the goals of not generating waste, reusing waste products, and modifying waste products to facilitate reuse.

1. Reducing the Burden on the Environment

As a means of countering global warming, Chugai has installed energy-saving equipment at all its plants and R&D facilities. At the Matsunaga Plant, the Company has begun making better use of waste heat by using it to heat the sterilizer coolant water to 50°C for reuse to wash containers, and also to heat coolant water from distillation equipment for reuse in boilers. At the Takaoka Plant, the Company has installed equipment for supplying boilers with hot wastewater from product container cleansing processes. This equipment has reduced the volume of heavy fuel oil used to heat boilers, the amount of carbon dioxide generated from boiler operations, and the amount of groundwater that is pumped up. To promote the recovery of organic solvents, the Fuji Gotemba Research Laboratories has discontinued the use of water jet pumps and introduced solvent recovery equipment that employs diaphragm vacuum pumps. The newly installed equipment makes it possible to recover 98% of dichloromethane and other organic solvents, greatly reducing the amount of solvent fumes released into the atmosphere.

For resource recycling, the Fujieda Plant cut its paper consumption 36% during fiscal 2001 and is taking steps to send used paper directly to recycling companies. Also, Chugai Distribution Co., Ltd., reuses outdated marketing promotion pamphlets and other wastepaper as shock-absorbing packaging material.

As a member of the Green Procurement Network, which was established in 1996, Chugai is emphasizing the procurement of environment-friendly products and materials and is proactively broadening the range of such products and materials that it purchases.

2. Improving Awareness of Environmental Issues

To increase consciousness of environmental issues and promote environment-friendly operations, the Chugai Group continually organizes training programs.

The number of employees who were trained in these programs to qualify as internal environmental auditors exceeded 130 during fiscal 2001.

3. Contributing to Regional Communities

In 1998, the Fuji Gotemba Research Laboratories finished constructing a special boiler that is fueled with solid refuse derived fuel (RDF). As RDF is manufactured by the local government from refuse that would otherwise be incinerated, the laboratories' use of RDF helps local society recycle its resources while also reducing carbon dioxide emissions that contribute to global warming. After having been put through three rounds of test operations and equipped with the latest equipment for preventing emissions of dioxins and other pollutants, the boiler started full-time operations in July 2000.

4. Obtaining ISO 14001 Certification

In October 2000, Chugai's Matsunaga Plant and Hiroshima Chugai Pharmaceutical Co., Ltd., obtained ISO 14001 certification of their environmental management systems. Four of the parent company's plants—the Fujieda, Utsunomiya, Ukima, and Matsunaga plants—have now been certified, and measures are being taken to progressively certify the parent company's remaining two plants.

5. Disclosure of Environmental Information

Since 1998, Chugai has annually updated the information its Web site provides on the environmental protection activities of each of its facilities. In addition, the Company published and distributed its first environmental report in June 2001. It covers Chugai's environmental policy and specific measures implemented.

COMPOSITION OF INDUSTRIAL WASTE (tons)


50,000
40,000
30,000
20,000
10,000
0
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

Volume of Industrial Waste Generation: The volume of waste products at the time of generation (volume before intermediate processing and pre-reuse processing, including water prior to water removal processing)
Volume of Industrial Waste Disposal: The volume of waste after in-house intermediate processing (water removal, etc.), which corresponds to the volume of waste consigned to waste processing specialist companies
Ultimately Disposed Volume: The volume of waste remaining for landfill after direct processing and intermediate processing (incineration, etc.)
Recycled Volume: The volume of the portion of industrial waste that is recycled by specialist companies

CARBON DIOXIDE EMISSIONS (tons, index)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
15
10
5
0
1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000

CO_2 Emission Volume (left scale) CO_2 Emission Volume per Unit of Net Sales (right scale)

Note: CO_2 emission volume is calculated based on the volume of electricity and fuel use. The carbon equivalent is calculated according to the formula [carbon volume = carbon dioxide volume x 12/44]

Operating Environment

During the fiscal year under review, Japan's pharmaceutical industry continued to face a severe environment due to such factors as the average 7.0% reduction in National Health Insurance (NHI) drug reimbursement prices implemented in April 2000.

Against this backdrop, Chugai strove to expedite its product development and broaden the scope of its strategic partnerships. While endeavoring to foster greater sales of its products in domestic and overseas markets, the Company implemented marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use and increase the confidence of customers.

Net Sales

Chugai's consolidated net sales increased 3.8%, from the level in the previous fiscal year, to ¥203,005 million.

Domestic and export sales of prescription pharmaceuticals advanced 3.9%, to ¥154.8 billion, benefiting from smoothly growing sales of such mainstay offerings as *Epogin* (epoetin beta) and *Alfarol* (alfacalcidol), as well as from a surge in sales of *Taxotere* (docetaxel). Also steadily penetrating their markets and contributing to overall net sales were *Suvenyl* (sodium hyaluronate) and *Oxarol* (maxacalcitol). Such products offset declines in sales of *Granocyte/Neutrogin* and *Rythmodan* (disopyramide).


SALES BY PRODUCT CATEGORY (Billion ¥)
2001/3
2000/3
1999/3
1998/3
1997/3
0
60
120
180
240
Prescription Pharmaceuticals
Diagnostic Products
Nonprescription Products
Agrochemicals
Others


SALES BY PRODUCT APPLICATION (%)
2001/3
2000/3
1999/3
1998/3
1997/3
0
25
50
75
100
Central Nervous System
Cardiovascular, Respiratory
Gastrointestinal
Hormone, Vitamin, Tonic
Hematologic Agents
Metabolic
Anticancer, Chemotherapeutic
Antibiotic
Pest Control
Diagnostic
Other

Sales of Mainstay Products		(Billion ¥)
Years ended March 31,	2001	2000
Epogin	**55.3**	53.5
Alfarol	**19.9**	19.4
Neutrogin/Granocyte	**18.2**	19.3
Sigmart	**17.0**	17.0
Rythmodan	**9.7**	9.9
Guronsan	**13.7**	14.6
Varsan	**8.7**	9.0

For nonprescription products, strong sales were recorded by *Zenol Exum S* and *Zenol Exum A* anti-inflammatory analgesic poultices, which were launched in March and July 2000, respectively. The continued slackness of personal consumption had a negative effect on sales of the *Guronsan* line and other nutritional supplement drinks. And sales of nonprescription products declined 2.1%, to ¥26.4 billion.

In diagnostics, continued strong growth was seen in the North American sales of Chugai's U.S.-based subsidiary, Gen-Probe Incorporated. Total diagnostics sales grew 13.6%, to ¥15.0 billion.

Overseas Sales		(Billion ¥)
Years ended March 31,	2001	2000
North America	**12.8**	11.2
Europe	**9.2**	8.9
Other	**1.8**	1.6
	23.8	21.7

Overseas sales, including exports, advanced 9.6%, to ¥23.8 billion, representing 11.7% of the Company's consolidated net sales.

Costs and Expenses

Cost of sales amounted to ¥62.0 billion, up 5.1%, while selling, general and administrative (SG&A) expenses rose ¥4.2 billion, to ¥110.7 billion. Consequently, the ratio


NET SALES (Billion ¥)
250
200
150
100
50
0
1997/3
1998/3
1999/3
2000/3
2001/3


OVERSEAS SALES (Billion ¥)
25
20
15
10
5
0
1997/3
1998/3
1999/3
2000/3
2001/3


NET INCOME (Billion ¥)
20
16
12
8
4
0
1997/3
1998/3
1999/3
2000/3
2001/3

of cost of sales to net sales increased 0.4 percentage point, to 30.6%, and the ratio of SG&A expenses to net sales edged up 0.2 percentage point, to 34.2%. Research and development expenses amounted to ¥41.2 billion, and the ratio of these expenses to net sales declined 0.2 percentage point, to 20.3%.

During the fiscal year, the Company recorded other expense of ¥6.1 billion for the amortization of the unfunded retirement benefit obligation arising from the adoption of new accounting standards relating to employees' retirement benefits. An additional expense of ¥2.0 billion was due to the adjustment of Gen-Probe's profit that was stated for previous fiscal years following a change in U.S. accounting standards. Gen-Probe had previously recognized up-front license fee payments from other companies in line with collaboration research agreements as revenue when the payments were non-refundable and not contingent upon anything except signing the collaboration agreement. Upon the announcement of the U.S. Securities and Exchange Commission's SAB 101 "Revenue Recognition," however, Gen-Probe discontinued the revenue recognition method mentioned above and adopted the method of recognizing revenue over the period of the collaboration agreement, and this change has been applied retroactively to previous fiscal years.

Earnings

Operating income increased 0.9%, to ¥30.2 billion, and the ratio of operating income to net sales was 14.9%.


R&D EXPENSES (Billion ¥, %)
45
36
27
18
9
0
1997/3
1998/3
1999/3
2000/3
2001/3
R&D Expenses
% of Net Sales


RETURN ON ASSETS/RETURN ON EQUITY (%)
15
12
9
6
3
0
1997/3
1998/3
1999/3
2000/3
2001/3
Return on Equity
Return on Assets


COMPOSITION OF TOTAL CAPITAL EMPLOYED (Billion ¥, %)
350
280
210
140
70
0
60
48
36
24
12
0
1997/3
1998/3
1999/3
2000/3
2001/3
Total Capital Employed (left scale)
Shareholders' Equity (left scale)
Interest-Bearing Debt (left scale)
Other Liabilities (left scale)
Ratio of Total Shareholders' Equity to Total Capital Employed (right scale)

The Company recorded other income of ¥8.4 billion as compensation for the early termination, on March 31, 2001, of an agreement with Aventis Pharma Ltd. on codevelopment and comarketing of the taxoid-class anticancer drug *Taxotere Injection* in Japan. As a result, net income for the fiscal year amounted to ¥15.5 billion, up 76.9%.

In light of this performance and the Company's dividend payout policy, year-end cash dividends were increased by ¥3.00 per share, to ¥9.50 per share, and total cash dividends applicable to the fiscal year thus amounted to ¥16.00 per share.

Financial Position

At the balance sheet date, total assets amounted to ¥340.2 billion, up ¥19.1 billion from the previous year-end. The introduction of new accounting standards for financial products led to the shift of ¥29.6 billion from the "marketable securities" item of current assets to the "investment securities" item of investments and other assets. In addition, investment securities were restated at their fair market value at year-end, and the resulting ¥5.2 billion in valuation gain was directly credited to shareholders' equity. As strictly defined, working capital (current assets less current liabilities) amounted to ¥111.4 billion, and the liquidity ratio stood at 3.00, the Company has maintained a sound financial position.

Common stock increased ¥1.4 billion, to ¥24.0 billion, due to the exercise of warrants and other factors. Reflecting this and the aforementioned valuation gain on securities, total shareholders' equity rose ¥19.3 billion, to ¥190.3 billion.

Cash Flows

Cash and cash equivalents at the end of the period totaled ¥57.2 billion, up ¥5.3 billion.

Net cash provided by operating activities decreased ¥8.1 billion, to ¥18.0 billion, reflecting the influence of seasonal products as well as a rise in sales receivables that resulted from the bank holiday on the final day of the year and other factors. In response to the introduction of new accounting standards for retirement benefits, in September 2000, the Company established a ¥6.0 billion retirement benefit trust designed to facilitate the accumulation of annuity assets. The trust was created entirely with cash.

Net cash used in investing activities decreased ¥8.2 billion, to ¥7.7 billion, as ¥10.6 billion in cash was used to fund the acquisition of fixed assets, including capital investments that were primarily for the installation of new manufacturing facilities and their renewal.

Net cash used in financing activities decreased ¥4.3 billion, to ¥5.5 billion. The Company recorded a cash outflow due to the ¥4.6 billion redemption of a U.S. dollar-denominated issue of bonds with warrants, which were issued in September 1996. All of the related warrants were exercised, however, and the resulting issuance of stock generated ¥2.8 billion of cash inflow.



From left:
Yuji Suzawa, Osamu Nagayama, and Ken-ichiro Gocho

PRESIDENT AND CEO, CHAIRMAN OF THE BOARD OF DIRECTORS
Osamu Nagayama

DEPUTY PRESIDENT AND MEMBER OF THE BOARD OF DIRECTORS
Yuji Suzawa

EXECUTIVE VICE PRESIDENT AND MEMBER OF THE BOARD OF DIRECTORS
Ken-ichiro Gocho

SENIOR VICE PRESIDENTS AND MEMBERS OF THE BOARD OF DIRECTORS
Takeshi Yoshida
Keiichi Takashige
Motoo Ueno

MEMBERS OF THE BOARD OF DIRECTORS
Hiroshi Mineoka
Henry L. Nordhoff
Abraham E. Cohen

CORPORATE AUDITORS
Toshio Ohya
Takashi Hagihara
Kenichi Fujinawa
Kazunobu Kobayashi

(As of June 28, 2001)

Osamu Nagayama
President and CEO

Yuji Suzawa
Deputy President and CFO

Ken-ichiro Gocho
Executive Vice President

Takeshi Yoshida
Senior Vice President

Keiichi Takashige
Senior Vice President

Motoo Ueno
Senior Vice President

Hironobu Komiya
Senior Vice President of Regulatory Affairs/Quality Assurance

Tsuguo Ogasawara
Vice President of International Business

Tsutomu Kawaguchi
Vice President of Development Coordination

Akira Okazaki
Vice President of Pharmaceutical Production

Shozo Matsuyoshi
Vice President and President of Personal Healthcare Company

Kouzou Fukumuro
Vice President of Public Relations

Hiroyuki Saito
Vice President of External Affairs/ Education & Training

Takao Homma
Vice President and Director of Corporate Planning Office

Yasuo Maeno
Vice President of Ethical Pharmaceutical Sales and Marketing

Koichi Shoji
Vice President of Clinical Development/ Ethical Pharmaceutical Product Research

Tatsumi Yamazaki
Vice President of Product Planning/Research

Naoya Saisyu
Vice President and Director of Legal Dept.

Kazunori Inoue
Vice President and Director of Human Resources Dept.

Hiroyuki Ohta
Vice President and Director of Business Development Dept.

(As of June 28, 2001)

CONTENTS

FINANCIAL SECTION

CONSOLIDATED FIVE-YEAR SUMMARY

Chugai Pharmaceutical Co., Ltd. and Its Consolidated Subsidiaries
Years ended March 31, 2001, 2000, 1999, 1998 and 1997

	Millions of yen					Thousands of U.S. dollars (Note 3)
	2001	2000	1999	1998	1997	**2001**
Results for the year:						
Net sales	**¥203,005**	¥195,506	¥189,555	¥185,775	¥185,654	**$1,637,137**
Gross profit	**140,959**	136,511	128,660	125,986	126,449	**1,136,766**
Selling, general and administrative expenses	**69,527**	66,540	66,781	69,577	70,626	**560,702**
Research and development expenses	**41,189**	39,993	37,674	35,764	30,039	**332,169**
Operating income	**30,243**	29,978	24,205	20,645	25,784	**243,895**
Net income	**15,500**	8,761	8,049	9,751	11,575	**125,000**
Capital investments	**9,689**	13,321	17,299	20,134	18,450	**78,137**
Depreciation and amortization	**14,408**	14,462	13,399	11,485	10,082	**116,194**
Amounts per share (Yen and U.S. dollars):						
Net income (basic)	**¥ 61.70**	¥ 35.53	¥ 32.66	¥ 39.56	¥ 46.97	**$ 0.50**
Cash dividends	**16.00**	13.00	11.50	11.50	11.50	**0.13**
Financial position at year-end:						
Total assets	**¥340,174**	¥321,087	¥305,069	¥295,720	¥320,692	**$2,743,339**
Net property, plant and equipment	**77,798**	80,225	80,713	75,846	66,766	**627,403**
Long-term debt	**66,279**	66,512	71,413	81,118	79,404	**534,508**
Total shareholders' equity	**190,257**	170,972	151,263	146,104	139,278	**1,534,331**
Other statistics:						
Number of employees	**4,931**	4,877	4,804	4,739	4,808	

Note: The accompanying notes to the consolidated financial statements are an integral part of this summary.

Chugai Pharmaceutical Co., Ltd. and Its Consolidated Subsidiaries
March 31, 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 3)
ASSETS	**2001**	2000	**2001**
Current assets:			
Cash and cash equivalents	**¥ 57,161**	¥ 51,836	**$ 460,976**
Marketable securities including short-term investments (Note 13)	**4,991**	38,423	**40,250**
Receivables:			
Trade notes	**11,922**	15,314	**96,145**
Trade accounts	**56,581**	50,386	**456,299**
Other	**3,786**	1,233	**30,532**
Allowance for doubtful accounts	**(342)**	(383)	**(2,758)**
Inventories (Note 5)	**25,947**	23,099	**209,250**
Deferred income taxes (Note 10)	**5,615**	4,513	**45,282**
Other	**1,389**	1,367	**11,202**
Total current assets	**167,050**	185,788	**1,347,178**
Property, plant and equipment:			
Land	**12,646**	12,402	**101,984**
Buildings	**82,778**	79,904	**667,565**
Machinery and equipment	**88,045**	85,114	**710,040**
Construction in progress	**1,652**	2,908	**13,322**
	185,121	180,328	**1,492,911**
Accumulated depreciation (Note 6)	**(107,323)**	(100,103)	**(865,508)**
Net property, plant and equipment	**77,798**	80,225	**627,403**
Investments and other assets:			
Investment securities (Note 13)	**53,925**	14,358	**434,879**
Unconsolidated subsidiaries and affiliates	**160**	176	**1,290**
Long-term loans	**1,193**	1,575	**9,621**
Prepaid expenses	**5,166**	6,840	**41,661**
Lease deposits	**3,009**	3,051	**24,266**
Excess of cost over net assets of acquired subsidiaries	**6,253**	6,223	**50,427**
Deferred income taxes (Note 10)	**9,935**	12,142	**80,121**
Other	**15,685**	7,453	**126,493**
Total investments and other assets	**95,326**	51,818	**768,758**
Translation adjustments	**—**	3,256	**—**
Total assets	**¥340,174**	¥321,087	**$2,743,339**

Note: The accompanying notes are an integral part of these consolidated statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 3)
	2001	2000	2001
Current liabilities:			
Short-term bank loans (Note 7)	¥ 3,810	¥ 4,020	$ 30,726
Long-term debt due within one year (Note 7)	313	4,649	2,524
Payables:			
Trade notes	2,821	2,576	22,750
Trade accounts	7,837	8,385	63,201
Construction	3,067	3,878	24,734
Other	5,146	5,097	41,500
Income taxes (Note 10)	10,798	4,816	87,081
Deferred tax liabilities	11	—	89
Accrued liabilities	18,757	17,282	151,266
Other	3,128	3,350	25,226
Total current liabilities	55,688	54,053	449,097
Long-term liabilities:			
Long-term debt (Note 7)	66,279	66,512	534,508
Deferred income taxes (Note 10)	37	502	298
Reserve for employees' retirement benefits (Note 11)	23,644	—	190,677
Reserve for employees' retirement allowances	—	13,412	—
Reserve for officers' retirement benefits	511	1,031	4,121
Accrued liability for pension plan	—	11,985	—
Other	2,768	1,723	22,323
Total long-term liabilities	93,239	95,165	751,927
Minority interests in consolidated subsidiaries	990	897	7,984
Shareholders' equity (Notes 8 and 17):			
Common stock, ¥50 par value:			
Authorized: 800,000,000 shares			
Issued and outstanding: 2001—252,000,233 shares	23,994	—	193,500
2000—249,159,719 shares	—	22,551	—
Additional paid-in capital	35,140	33,330	283,387
Retained earnings	127,135	115,117	1,025,282
Net unrealized gain on securities	5,211	—	42,024
Translation adjustments	(1,219)	—	(9,830)
Treasury stock, at cost	(4)	(26)	(32)
Total shareholders' equity	190,257	170,972	1,534,331
Total liabilities and shareholders' equity	¥340,174	¥321,087	$2,743,339

Note: The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF INCOME

Chugai Pharmaceutical Co., Ltd. and its Consolidated Subsidiaries
Years ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2001	2000	1999	**2001**
Net sales	**¥203,005**	¥195,506	¥189,555	**$1,637,137**
Cost of sales	**62,046**	58,995	60,895	**500,371**
Gross profit	**140,959**	136,511	128,660	**1,136,766**
Selling, general and administrative expenses	**69,527**	66,540	66,781	**560,702**
Research and development expenses	**41,189**	39,993	37,674	**332,169**
Operating income	**30,243**	29,978	24,205	**243,895**
Other income (expenses):				
Interest and dividend income	**1,100**	1,078	1,555	**8,871**
Interest expense	**(974)**	(978)	(1,117)	**(7,855)**
Equity in earnings of affiliated companies	**731**	604	404	**5,895**
Other (Note 9)	**(1,760)**	(16,647)	(2,753)	**(14,193)**
	(903)	(15,943)	(1,911)	**(7,282)**
Income before income taxes and minority interests	**29,340**	14,035	22,294	**236,613**
Income taxes (Note 10)	**13,744**	5,192	14,778	**110,839**
Minority interests	**(96)**	(82)	533	**(774)**
Net income	**¥ 15,500**	¥ 8,761	¥ 8,049	**$ 125,000**
	Yen			U.S. dollars (Note 3)
Net income per share:				
Basic	**¥ 61.70**	¥ 35.53	¥ 32.66	**$ 0.50**
Fully diluted	**52.18**	30.49	27.95	**0.42**

Note: The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Chugai Pharmaceutical Co., Ltd. and Its Consolidated Subsidiaries
Years ended March 31, 2001, 2000 and 1999

	2001	2000	1999
Number of shares of common stock:			
Balance at beginning of year	**249,159,719**	246,484,647	246,464,064
Conversion of bonds	**91,408**	—	986
Exercise of warrants	**2,749,106**	2,675,072	19,597
Balance at end of year	**252,000,233**	249,159,719	246,484,647

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2001	2000	1999	2001
Common stock (Note 8):				
Balance at beginning of year	**¥ 22,551**	¥ 21,192	¥21,181	**$ 181,863**
Conversion of bonds	**46**	—	1	**371**
Exercise of warrants	**1,397**	1,359	10	**11,266**
Balance at end of year	**¥ 23,994**	¥ 22,551	¥21,192	**$ 193,500**
Additional paid-in capital (Note 8):				
Balance at beginning of year	**¥ 33,330**	¥ 31,614	¥31,601	**$ 268,790**
Conversion of bonds	**47**	—	1	**379**
Exercise of warrants	**1,763**	1,716	12	**14,218**
Balance at end of year	**¥ 35,140**	¥ 33,330	¥31,614	**$ 283,387**
Retained earnings (Notes 8 and 17):				
Balance at beginning of year	**¥115,117**	¥ 98,463	¥93,327	**$ 928,363**
Cumulative effect of revaluation of securities of overseas subsidiaries	**3**	—	—	**24**
Cumulative effect of foreign currency translation of account of overseas subsidiaries	**22**	—	—	**177**
Cumulative effect of adoption of tax-effect accounting	**—**	10,247	—	**—**
Net income	**15,500**	8,761	8,049	**125,000**
Cash dividends	**(3,444)**	(2,835)	(2,834)	**(27,774)**
Other	**(63)**	481	(79)	**(508)**
Balance at end of year	**¥127,135**	¥115,117	¥98,463	**$1,025,282**
Net unrealized gain on securities (Note 13):				
Balance at beginning of year	**¥ —**	¥ —	¥ —	**$ —**
Net change during year	**5,211**	—	—	**42,024**
Balance at end of year	**¥ 5,211**	¥ —	¥ —	**$ 42,024**
Translation adjustments (Note 2 (b)):				
Balance at beginning of year	**¥ —**	¥ —	¥ —	**$ —**
Net change during year	**(1,219)**	—	—	**(9,830)**
Balance at end of year	**¥ (1,219)**	¥ —	¥ —	**$ (9,830)**

Note: The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Chugai Pharmaceutical Co., Ltd. and Its Consolidated Subsidiaries
Years ended March 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 3)
	2001	2000	1999	**2001**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥29,340**	¥14,035	¥22,294	**$236,613**
Depreciation and amortization	**14,408**	14,462	13,399	**116,194**
Compensation for early termination of a contract	**(8,400)**	—	—	**(67,742)**
(Decrease) increase in retirement benefits	**(1,755)**	2,260	(328)	**(14,153)**
Accrued liability for pension plan	**—**	11,985	—	**—**
Interest and dividend income	**(1,100)**	(1,078)	(1,555)	**(8,871)**
Interest expense	**974**	978	1,117	**7,855**
Equity in earnings of affiliated companies	**(731)**	(604)	(404)	**(5,895)**
Loss on disposal of fixed assets	**862**	308	688	**6,951**
Loss on sales and revaluation of securities	**96**	1,932	2,561	**774**
Decrease in notes and accounts receivable	**(2,629)**	(2,343)	(1,005)	**(21,202)**
Increase in inventories	**(2,751)**	(395)	(1,122)	**(22,185)**
Decrease in notes and accounts payable	**(497)**	(1,586)	(14)	**(4,008)**
Increase (decrease) in accrued consumption tax	**73**	657	(683)	**589**
Other	**964**	1,720	(2,053)	**7,774**
Subtotal	**28,854**	42,331	32,895	**232,694**
Interest and dividends received	**1,083**	1,122	1,449	**8,734**
Interest paid	**(1,058)**	(1,020)	(868)	**(8,533)**
Income taxes paid	**(10,879)**	(16,314)	(5,739)	**(87,734)**
Net cash provided by operating activities	**18,000**	26,119	27,737	**145,161**
Cash flows from investing activities:				
Payments for purchases of marketable securities	**(15,161)**	(28,501)	(47,519)	**(122,266)**
Proceeds from sales of marketable securities	**11,624**	43,435	49,700	**93,742**
Net decrease in mortgage securities	**7,500**	—	—	**60,484**
Payments for purchases of investment securities	**(13,760)**	(294)	(1,197)	**(110,968)**
Proceeds from sales of investment securities	**12,527**	145	300	**101,024**
Payments for purchases of fixed assets	**(10,607)**	(13,897)	(18,399)	**(85,540)**
Proceeds from sales of fixed assets	**26**	273	111	**210**
Net decrease in short-term loans	**12**	—	—	**97**
Net increase (decrease) in long-term loans	**147**	331	(443)	**1,185**
Additional acquisition of shares of consolidated subsidiaries	**—**	(418)	—	**—**
Other	**—**	(597)	188	**—**
Net cash (used in) provided by investing activities	**(7,692)**	477	(17,259)	**(62,032)**
Cash flows from financing activities:				
Net (decrease) increase in short-term bank loans	**(210)**	88	(58)	**(1,694)**
Net (decrease) increase in long-term debt	**(84)**	(150)	97	**(677)**
Redemption of bonds	**(4,565)**	(9,599)	—	**(36,814)**
Proceeds from issuance of stock	**2,788**	2,713	20	**22,484**
Cash dividends paid	**(3,444)**	(2,835)	(2,834)	**(27,774)**
Other	**20**	(26)	658	**161**
Net cash used in financing activities	**(5,495)**	(9,809)	(2,117)	**(44,314)**
Effect of exchange rate changes on cash and cash equivalents	**512**	(459)	(419)	**4,129**
Net increase in cash and cash equivalents	**5,325**	16,328	7,942	**42,944**
Cash and cash equivalents at beginning of year	**51,836**	35,825	27,832	**418,032**
Adjustments for initial consolidation of subsidiaries	**—**	—	51	**—**
Adjustments for exclusion of subsidiaries from consolidation	**—**	(317)	—	**—**
Cash and cash equivalents at end of year	**¥57,161**	¥51,836	¥35,825	**$460,976**

Note: The accompanying notes are an integral part of these consolidated statements.

1. BASIS OF PREPARING FINANCIAL STATEMENTS

Chugai Pharmaceutical Co., Ltd. ("the Company") and its domestic consolidated subsidiaries maintain their books of account in accordance with accounting principles and practices generally accepted and applied in Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance and the stock exchanges in Japan as required by the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted in Japan, which may differ in certain respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. Certain modifications and reclassifications to the presentation of the accompanying financial statements, including the presentation of statements of shareholders' equity, have been made to facilitate understanding by readers outside Japan.

Effective the year ended March 31, 2000, the Company was required to prepare a consolidated statement of cash flows as part of its consolidated financial statements for the first time under the Securities and Exchange Law of Japan. Accordingly, the Company has prepared a consolidated statement of cash flows in accordance with a new accounting standard of Japan, "Accounting Standard for Statements of Cash Flows," and has restated the previously reported consolidated statements of cash flows for the year ended March 31, 1999.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates Through the year ended March 31, 1999, the consolidated financial statements included the accounts of the Company and its significant subsidiaries. Investments in certain unconsolidated subsidiaries and significant affiliates (owned 20% to 50%) were accounted for by the equity method.

In accordance with the revised accounting standard for consolidation which became effective the year ended March 31, 2000, the accompanying consolidated financial statements for the years ended March 31, 2001 and 2000 include the accounts of the Company and its significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

The excess of cost over net assets acquired with respect to the consolidated subsidiaries is amortized on a straight-line basis. The Company has adopted a 20-year amortization period for such excess of cost over net assets of subsidiaries acquired from April 1, 1999 in accordance with a recent change in accounting standards in Japan. However, the remaining balance at April 1, 1999 of such excess of cost over net assets acquired of subsidiaries purchased prior to April 1, 1999 is being amortized on a straight-line basis over 40 years.

Investments in companies which are not consolidated or accounted for by the equity method are carried at cost.

Certain foreign subsidiaries are consolidated on the basis of a fiscal period ending December 31, which differs from the financial year-end of the Company; however, the effect of the difference in fiscal periods is immaterial to the consolidated financial statements.

(b) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated into yen at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates.

Translation differences are presented as translation adjustments in the accompanying consolidated financial statements.

Effective the year ended March 31, 2001, the Company adopted new accounting standards for foreign currency transactions and for the presentation of its consolidated financial statements. The Company has presented translation adjustments as a component of shareholders' equity and minority interests in consolidated subsidiaries (instead of as a component of assets or liabilities) in its consolidated financial statements for the year ended March 31, 2001. The Company has not reclassified its previously reported consolidated financial statements for the year ended March 31, 2000.

(c) Cash equivalents All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

(d) Inventories Inventories other than work in process are stated at cost determined principally by the average cost method. Work in process is stated at cost determined principally by the first-in, first-out method.

(e) Depreciation Depreciation of property, plant and equipment is calculated primarily by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(f) Leases Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(g) Securities Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. Securities without market value are stated at cost determined by the moving average method.

Effective the year ended March 31, 2001, the Company has adopted a new accounting standard for financial instruments ("Opinion Concerning the Establishment of Accounting Standards for Financial Instruments" issued by the Business Accounting Deliberation Council (the "BADC") on January 22, 1999). In accordance with this standard, securities other than trading securities, held-to-maturity debt securities and equity investments in subsidiaries and associates ("other securities") are measured at fair value. The effect of this change was to increase income before income taxes and minority interests by ¥916 million ($7,387 thousand).

In addition, certain reclassifications were made in the presentation of these financial instruments at April 1, 2000. Securities with a maturity of one year or less were recorded as marketable securities in current assets, and the other securities were recorded as investment securities in investments and other assets. As a result of this change, marketable securities decreased and investment securities increased by ¥29,562 million ($238,403 thousand). Except for the above-mentioned reclassifications, retroactive adjustments have not been made for previous years.

(h) Retirement benefits Effective the year ended March 31, 2001, the Company adopted a new accounting standard for retirement benefits ("Opinion Concerning the Establishment of Accounting Standards for Retirement Benefits" issued by the BADC on June 16, 1998). In accordance with this standard, the allowance for employees' retirement benefits has been provided based on the projected retirement benefit obligation and the pension plan assets. In prior years, retirement allowances had been provided at the present value of the estimated benefits to be paid upon future termination after excluding the portion covered by the pension plans. The effect of this change for the fiscal year ended March 31, 2001 was to increase expenses by ¥1,528 million ($12,323 thousand) and to decrease income before income taxes and minority interests by ¥7,374 million ($59,468 thousand).

In addition, effective April 1, 2000, both the reserve for employees' retirement allowances (prior method of accounting at March 31, 2000) and accrued liabilities for the pension plan were reclassified to retirement benefits.

The Company amortized ¥6,126 million ($49,403 thousand) of unfunded retirement benefits and has presented this as other expense. The Company also established a trust fund for employees' retirement benefits and contributed ¥6,000 million ($48,387 thousand) to this trust for the fiscal year ended March 31, 2001.

The reserve for employees' retirement allowances is stated at the amount required to cover the liability as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. Retroactive adjustments have not been made for the previous years.

Directors and corporate auditors are not covered by the above retirement benefit plans. However, the liability for their retirement benefits is calculated based on management's estimate of the amounts which would be payable to them if they retired as of the balance sheet date. Amounts payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

Up to the year ended March 31, 1999, prior service cost relating to the employees' pension plan was charged to income when the contributions to the plan were made by the Company. Effective April 1, 1999, the Company changed its method of accounting for prior service cost and began recognizing this cost as an expense when actually determined or when payment became liable.

Up to the year ended March 31, 1999, the liability for employees' retirement allowances was stated at the present value of the amount which would be required to be paid if all eligible employees voluntarily terminated their employment as of the balance sheet date after excluding the portion covered by the pension plans. Effective April 1, 1999, the Company changed its method of accounting for retirement allowances and began recognizing the liability for retirement allowances at the present value of the estimated retirement benefits to be paid upon future termination, after excluding the portion covered by the pension plan.

The above changes were made in order to reflect the liability and expenses related to employees' retirement allowances and pension plans more accurately in the consolidated financial statements and to establish a solid financial position.

(i) Research and development expenses Research and development expenses are charged to income when incurred.

(j) Income taxes Deferred tax assets and liabilities are determined based on the differences between financial reporting and income tax reporting of the assets and liabilities and are measured using the statutory tax rates which will be in effect when the differences are expected to be realized.

Effective the year ended March 31, 2000, in accordance with a change in accounting principles, the method of accounting for income taxes has been changed as tax-effect accounting has been adopted. Tax-effect accounting was applied only to limited temporary differences in previous years. The effect of this change was to increase retained earnings at April 1, 1999 and net income for the year ended March 31, 2000 by ¥10,247 million and ¥6,223 million, respectively. Retroactive adjustments have not been made for the previous years.

(k) Net income per share The computation of basic net income per share is based on the weighted average number of shares of common stock outstanding during each year. Fully diluted net income per share is computed based on the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of the shares of common stock issuable upon the conversion of convertible bonds and the exercise of warrants.

3. U.S. DOLLAR AMOUNTS

The U.S. dollar amounts in the consolidated financial statements as of and for the year ended March 31, 2001 have been translated from Japanese yen at the rate of ¥124 to US$1.00, the exchange rate prevailing on March 31, 2001. The translation is presented for convenience only and should not be construed as a representation that the yen amounts have been, could have been or could in the future be, converted into U.S. dollars at that or any other rate.

4. REVENUE RECOGNITION OF A U.S. SUBSIDIARY

The U.S.-based consolidated subsidiary Gen-Probe Incorporated had previously recognized an up-front license fee payment from other companies under a collaboration research agreement as revenue. The payment is non-refundable and not contingent upon anything other than signing the collaboration agreement. Upon the announcement of the U.S. Securities and Exchange Commission's SAB 101, "Revenue Recognition," effective the 4th quarter of 2000, however, Gen-Probe Inc. changed its revenue recognition policy outlined above to recognizing revenue over the period of the collaboration agreement.

As a result of this change, ¥1,974 million ($15,919 thousand) of deferred revenue at the beginning of the current financial year was adjusted and has been presented as loss on adjustment to prior years' income in the consolidated statements of income. The effect of this change was to decrease net sales by ¥589 million ($4,750 thousand) and to decrease income before income taxes and minority interests by ¥1,384 million ($11,161 thousand) for the year ended March 31, 2001.

5. INVENTORIES

Inventories at March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Finished products	**¥11,619**	¥12,624	**$ 93,702**
Work in process and semifinished products	**10,977**	8,345	**88,524**
Raw materials and supplies	**3,351**	2,130	**27,024**
	¥25,947	¥23,099	**$209,250**

6. DEPRECIATION

Depreciation of property, plant and equipment for the years ended March 31, 2001, 2000 and 1999 was ¥12,198 million ($98,371 thousand), ¥12,081 million and ¥10,934 million, respectively.

7. SHORT-TERM BANK LOANS AND LONG-TERM DEBT

Short-term bank loans consisted principally of short-term notes, generally 90-day notes, bearing interest at rates ranging from 0.64% to 1.875% and from 0.85% to 1.875% per annum at March 31, 2001 and 2000, respectively.

Long-term debt at March 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
1.7% unsecured convertible bonds due 2002	**¥ 9,906**	¥ 9,906	**$ 79,887**
1.1% unsecured convertible bonds due 2006	**29,998**	30,000	**241,919**
1.05% unsecured convertible bonds due 2008	**24,903**	24,994	**200,831**
3.375% unsecured U.S. dollar bonds with detachable warrants due 2000	**—**	4,565	**—**
Unsecured bank loans due serially through 2007, at rates ranging from 0.64% to 7.68%	**1,714**	1,578	**13,823**
Unsecured insurance loans due serially to 2004, at 2.3%	**35**	47	**282**
Others due serially to 2002, at rates ranging from 2.425% to 3.45%, unsecured	**36**	71	**290**
	66,592	71,161	**537,032**
Amount due within one year	**(313)**	(4,649)	**(2,524)**
	¥66,279	¥66,512	**$534,508**

The conversion prices and periods of the convertible bonds are summarized as follows:

	Conversion price per share as of March 31, 2001	Period (up to and including)
1.7% unsecured convertible bonds due 2002	¥1,952.40	June 27, 2002
1.1% unsecured convertible bonds due 2006	1,200.00	June 29, 2006
1.05% unsecured convertible bonds due 2008	1,014.00	September 29, 2008

At March 31, 2001, if all convertible bonds had been converted at the current conversion prices, 55,000,000 new shares would have been issuable.

Under the indentures, trust deeds and warrant agency agreements, each conversion price is subject to adjustment in certain cases which include stock splits. Sufficient shares of common stock are reserved for the conversion of all the outstanding convertible bonds.

The aggregate annual maturities of long-term debt at March 31, 2001 are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2002	¥ 313	$ 2,524
2003	10,183	82,121
2004	275	2,218
2005	232	1,871
2006	30,227	243,766
2007 and thereafter	25,362	204,532
	¥66,592	$537,032

8. SHAREHOLDERS' EQUITY

The Commercial Code of Japan ("the Code") requires that at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be credited to the common stock account as determined by resolution of the Board of Directors. Proceeds in excess of the amount credited to the common stock account are to be credited to additional paid-in capital.

In accordance with "the Code," the Company has provided a legal reserve by appropriation of retained earnings, which is included in retained earnings. This reserve amounted to ¥4,786 million ($38,596 thousand) and ¥4,422 million as of March 31, 2001 and 2000. The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors.

9. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for each of the three years in the period ended March 31, 2001 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Compensation for early termination of a contract	**¥ 8,400**	¥ —	¥ —	**$ 67,742**
Amortization of unfunded retirement benefit obligation	**(6,126)**	—	—	**(49,403)**
Loss on adjustment of previous-term profit due to change of accounting standards of an overseas subsidiary (Note 4)	**(1,974)**	—	—	**(15,919)**
Amortization of prior service cost in pension plan and allowances for employees' retirement benefits	**—**	(14,653)	—	**—**
Other	**(2,060)**	(1,994)	(2,753)	**(16,613)**
	¥(1,760)	¥(16,647)	¥(2,753)	**$(14,193)**

10. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax. The approximate aggregate statutory rates were 41.5%, 41.5% and 47.1% for the years ended March 31, 2001, 2000 and 1999, respectively.

Income taxes for the years ended March 31, 2001, 2000 and 1999 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2001	2000	1999	**2001**
Income taxes:				
Current	**¥16,815**	¥11,415	¥14,778	**$135,605**
Deferred	**(3,071)**	(6,223)	—	**(24,766)**
Total income taxes	**¥13,744**	¥ 5,192	¥14,778	**$110,839**

The significant components of deferred tax assets and liabilities as of March 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2001	2000	**2001**
Deferred tax assets:			
Accrued liability relating to pension plan	**¥ —**	¥ 4,975	**$ —**
Reserve for employees' retirement benefits	**9,596**	—	**77,387**
Reserve for employees' retirement allowances	**—**	4,022	**—**
Amortization of deferred charges	**2,086**	1,920	**16,823**
Prepaid expenses	**1,413**	1,162	**11,395**
Other	**7,063**	5,152	**56,960**
Subtotal	**20,158**	17,231	**162,565**
Deduction arising from deferred tax liabilities	**(4,608)**	(576)	**(37,162)**
Total deferred tax assets	**¥15,550**	¥16,655	**$125,403**
Deferred tax liabilities:			
Unrealized holding gain on securities	**¥ 3,692**	¥ —	**$ 29,774**
Intangible assets (differences in basis of depreciation)	**908**	952	**7,323**
Other	**56**	126	**452**
Subtotal	**4,656**	1,078	**37,549**
Offsetting of deferred tax assets	**(4,608)**	(576)	**(37,162)**
Deferred tax liabilities, net	**¥ 48**	¥ 502	**$ 387**

The reconciliation between the statutory tax rate and the effective tax rates for the years ended March 31, 2001 and 2000 is as follows:

	%	
	2001	2000
Statutory tax rate	**41.5%**	41.5%
Items such as entertainment expenses permanently not deductible for tax purposes	**5.2**	10.8
Items such as dividend income permanently not taxable	**(0.2)**	(3.6)
Inhabitants' per capita taxes	**0.3**	0.7
Special research and development costs	**—**	(2.7)
Tax rate differences of overseas subsidiaries	**(0.2)**	(2.6)
Elimination of loss on liquidated affiliates	**—**	(6.6)
Other	**0.2**	(0.5)
Effective tax rates	**46.8%**	37.0%

11. RETIREMENT BENEFITS

(a) Overview of retirement benefits The Company has various defined benefit plans such as a welfare pension fund plan, a tax-qualified pension plan and a lump-sum payment plan. Additional retirement benefits may be paid to retired employees in certain cases.

In April 1994, the Company changed from a tax-qualified pension plan established in January 1983, to a welfare pension plan. In March 2001, a portion of the lump-sum payment plan was transferred to a tax-qualified pension plan.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

*(b) Retirement benefit obligations as of March 31, 2001 (*1)*

	Millions of yen	Thousands of U.S. dollars
Retirement benefit obligation	¥(60,220)	$(485,645)
Plan assets at a fair value	30,962	249,693
Unfunded retirement benefit obligation	(29,258)	(235,952)
Unamortized net retirement benefit obligation at transition	—	—
Unrecognized prior service cost	(1,967)	(15,863)
Unrecognized actuarial loss	7,581	61,138
Prepaid annuity expenses	—	—
Reserve for employees' retirement benefits	¥(23,644)	$(190,677)

*1 The government-sponsored portion of the welfare pension fund plan is included in the amounts.

(c) Retirement benefits expenses for the year ended March 31, 2001

	Millions of yen	Thousands of U.S. dollars
Service cost (*1)	¥ 2,917	$23,524
Interest cost	1,778	14,339
Expected return on pension plan assets	(592)	(4,774)
Amortization of net retirement benefit obligation at transition (*2)	6,126	49,403
Amortization of actuarial loss	—	—
Amortization of prior service cost (*3)	(359)	(2,895)
Additional retirement benefits	412	3,322
Total retirement benefit expenses	¥10,282	$82,919

*1 The participants' contributions to the welfare pension fund have been deducted from the amount presented.

*2 The amount of ¥6 billion ($48,387 thousand) was contributed to a retirement benefit trust fund and was accounted for as an expense. In addition, the remaining balance was amortized as an expense.

*3 This amount represents the amortization of prior service cost described in (b) "Retirement benefit obligation."

(d) Assumptions and policies adopted in the calculation of the retirement benefit obligation

1) Discount rate: 3.0%
2) Rate of expected return on plan assets: 2.0%
   (Regarding the life insurance company's portion of the plan assets, the rate of return guaranteed at the time of the signing of the contract was 5.5% and this was included in calculating the overall rate of expected return on plan assets.)
3) Method of attribution of retirement benefits to the period: Straight-line method for the years of service
4) Prior service cost is being amortized as incurred by the declining-balance method over a period which is shorter than the average remaining years of service of the eligible employees: 10 years
5) Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized by the declining-balance method over a period which is shorter than the average period of the remaining years of service of the eligible employees: 10 years
6) The net retirement benefit obligation arising from the adoption of the new accounting standard is fully recognized when incurred.

12. LEASES

The Company holds certain machinery and equipment under finance leases which do not transfer the ownership to the lessee. These leases are not capitalized, but are accounted for by a method similar to that applicable to operating leases. If the leases had been capitalized, the acquisition costs and accumulated depreciation of the leased assets at March 31, 2001 and 2000 would have been as follows:

	Millions of yen		Thousands of U.S. dollars	
	2001	2000	**2001**	2000
Machinery, equipment and others	**¥2,150**	¥2,601	**$17,339**	$20,976
Accumulated depreciation	**(1,326)**	(1,671)	**(10,694)**	(13,476)
Total	**¥ 824**	¥ 929	**$ 6,645**	$ 7,500

Rental expenses, primarily for office space and equipment, amounted to ¥5,254 million ($42,370 thousand), ¥5,492 million and ¥5,697 million for the years ended March 31, 2001, 2000 and 1999, respectively.

Lease payments relating to finance lease transactions accounted for as operating leases are included in the above figures and totaled ¥538 million ($4,339 thousand), ¥749 million and ¥955 million for the years ended 2001, 2000 and 1999, respectively. Future minimum lease payments subsequent to March 31, 2001 for finance leases accounted for as operating leases are summarized as follows:

Year ending March, 31	Millions of yen	Thousands of U.S. dollars
2002	¥404	$3,258
2003 and thereafter	420	3,387
	¥824	$6,645

13. SECURITIES

(a) *Marketable securities classified as other securities at March 31, 2001 are summarized as follows:*

	Millions of yen			Thousands of U.S. dollars		
Year ended March 31, 2001	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
(1) Securities whose carrying value exceeds their acquisition costs:						
Stock	¥ 8,743	¥19,155	¥10,412	$ 70,508	$154,476	$83,968
Bonds	11,289	11,344	55	91,040	91,484	444
Others	172	173	1	1,387	1,395	8
Subtotal	20,204	30,672	10,468	162,935	247,355	84,420
(2) Securities whose carrying value does not exceed their costs:						
Stock	5,037	3,530	(1,507)	40,621	28,468	(12,153)
Bonds	23,014	22,946	(68)	185,597	185,048	(549)
Others	135	135	(0)	1,089	1,089	(0)
Subtotal	28,186	26,611	(1,575)	227,307	214,605	(12,702)
Total	¥48,390	¥57,283	¥ 8,893	$390,242	$461,960	$71,718

(3) The carrying amounts of securities not presented herein are summarized as follows:

a. Held-to maturity securities:

The Company and its consolidated subsidiaries had no held-to-maturity securities as of March 31, 2001.

b. Other securities:

Money market funds and other securities ¥26,850 million ($216,532 thousand)

Unlisted stocks, except for stocks traded on the OTC market ¥1,632 million ($13,161 thousand)

(4) The scheduled redemption value of other securities with maturity dates and held-to-maturity securities is summarized as follows:

	Millions of yen		Thousands of U.S. dollars	
Other securities with maturity dates:	Within one year	Between one and five years	Within one year	Between one and five years
Central and regional government bonds, etc.	¥ —	¥ 1,000	$ —	$ 8,064
Corporate bonds	12,360	20,267	99,677	163,444
Total	¥12,360	¥21,267	$99,677	$171,508

(b) The carrying value and related estimated fair value of current and noncurrent marketable securities at March 31, 2000 were as follows:

	Millions of yen		
Year ended March 31, 2000	Carrying value	Estimated fair value	Net unrealized gain
(1) Current:			
Stock	¥ 748	¥ 2,685	¥ 1,937
Bonds	28,567	29,419	852
Others	549	552	3
Subtotal	29,864	32,656	2,792
(2) Noncurrent:			
Stock	12,449	21,675	9,226
Bonds	—	—	—
Others	—	—	—
Subtotal	12,449	21,675	9,226
Total	¥42,313	¥54,331	¥12,018

14. DERIVATIVE TRANSACTIONS

The Company utilizes derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into such transactions for speculation or trading purposes.

The Company is exposed to credit risk in the event of nonperformance by its counterparties to derivative financial instruments, but it is believed that any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings.

Effective the year ended March 31, 2001, the Company adopted a new accounting standard for foreign currency transactions ("Opinion Concerning the Establishment of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999). In accordance with these standards, derivatives which represent foreign currency denominated monetary assets and liabilities, etc., have been removed from the scope of disclosure.

Summarized below are the notional amounts and the estimated fair value of the derivative transactions outstanding at March 31, 2000:

	Millions of yen		
	Notional amount	Fair value	Unrealized gain
Forward foreign exchange contracts:			
Buy (US$)	¥72	¥81	¥9

Note: The above notional amount of the forward foreign exchange contracts exclude those entered into to hedge receivables and payables denominated in foreign currencies which have been translated and reflected at their corresponding contracted rates in the accompanying balance sheets.

15. SEGMENT INFORMATION

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sale of pharmaceutical products in Japan and overseas, primarily in North America and Europe.

Business segments As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals for the years ended March 31, 2001, 2000 and 1999, the disclosure of business segment information has been omitted.

Geographical areas As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals for the years ended March 31, 2001, 2000 and 1999, the disclosure of geographical segment information has been omitted.

Overseas sales Overseas sales, which include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries, for the years ended March 31, 2001, 2000 and 1999 are summarized as follows:

	Millions of yen				Thousands of U.S. dollars			
Year ended March 31, 2001	North America	Europe	Other	Total	North America	Europe	Other	Total
Overseas sales	**¥12,809**	**¥9,240**	**¥1,757**	**¥ 23,806**	**$103,299**	**$74,516**	**$14,169**	**$ 191,984**
Consolidated net sales				**203,005**				**1,637,137**
Overseas sales as a percentage of consolidated net sales	**6.3%**	**4.5%**	**0.9%**	**11.7%**				

Year ended March 31, 2000	Millions of yen			
	North America	Europe	Other	Total
Overseas sales	¥11,184	¥8,948	¥1,583	¥ 21,715
Consolidated net sales				195,506
Overseas sales as a percentage of consolidated net sales	5.7%	4.6%	0.8%	11.1%

Year ended March 31, 1999	Millions of yen			
	North America	Europe	Other	Total
Overseas sales	¥12,259	¥8,560	¥1,234	¥ 22,053
Consolidated net sales				189,555
Overseas sales as a percentage of consolidated net sales	6.5%	4.5%	0.6%	11.6%

16. CONTINGENT LIABILITIES

At March 31, 2001, the Company was contingently liable as guarantor of loan obligations of ¥40 million ($323 thousand) in the aggregate to its employees.

17. SUBSEQUENT EVENT

The following appropriations of retained earnings, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2001, were approved at a general meeting of the shareholders of the Company held on June 28, 2001:

	Millions of yen	Thousands of U.S. dollars
Cash dividends	¥2,394	$19,306
Bonuses to directors and corporate auditors	63	508

CENTURY OTA SHOWA & CO.
ERNST & YOUNG INTERNATIONAL

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-, Tokyo 100-0011
C.P.O. Box1196, Tokyo 100-8641

Phone : 03-3503-1191
Fax : 03-3503-1277

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chugai Pharmaceutical Co., Ltd.

We have audited the consolidated balance sheets of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2001, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements referred to above present fairly the consolidated financial position of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries at March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the changes, with which we concur, in the methods of accounting for the prior service costs of the employees' pension plan and provision for unfounded lump-sum retirement plan as described in Note 2 (h) to the consolidated financial statements.

As described in Note 2, Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries have adopted new accounting standards for consolidation and tax-effect accounting effective the year ended March 31, 2000, and for retirement benefits, financial instruments and foreign currency transactions and translations effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2001 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

June 28, 2001



Century Ota Showa & Co.

See Note 1 which explains the basis of preparation the consolidated financial statements of Chugai Pharmaceutical Co., Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

HEAD OFFICE

1-9, Kyobashi 2-chome
Chuo-ku, Tokyo 104-8301, Japan
Telephone: +81-(0) 3-3281-6611
Facsimile: +81-(0) 3-3281-2828
URL: http://www.chugai-pharm.co.jp

BRANCHES

Sapporo•Sendai•Tokyo 1•Yokohama•
Tokyo 2•Nagoya•Osaka•Kyoto•
Takamatsu•Hiroshima•Fukuoka

PLANTS

Ukima (Tokyo)•Matsunaga (Hiroshima)•
Kagamiishi (Fukushima)•Fujieda (Shizuoka)•
Utsunomiya (Tochigi)•Takaoka (Toyama)

RESEARCH LABORATORIES

Takada (Tokyo)•Fuji Gotemba (Shizuoka)•
Tsukuba (Ibaraki)

DOMESTIC SUBSIDIARIES AND AFFILIATE*

Koei Pharma Co., Ltd.
Eiko Kasei Co., Ltd.
CSK Research Park Co., Ltd.
Chugai Business Support Co., Ltd.
Gotemba Chugai Service Co., Ltd.
Medical Culture Inc.
Chugai Distribution Co., Ltd.
Chugai Transportation Co., Ltd.
Chugai Shoji Co., Ltd.
Chugai Research Institute for Molecular Medicine, Inc.
Tohoku Chugai Pharmaceutical Co., Ltd.
Hiroshima Chugai Pharmaceutical Co., Ltd.
Chugai Diagnostics Science Co., Ltd.
Takaoka Chugai Pharmaceutical Co., Ltd.
Chugai Lilly Clinical Research Co., Ltd.*

OVERSEAS BRANCH AND OFFICES

Beijing Representative Office
1610 Beijing Fortune Bldg.
No. 5 Dong San Huan Bei Lu,
Chao Yang District
Beijing 100004, China
Telephone: +86-(0) 10-6590-8061

Shanghai Representative Office
1404 Shanghai Medical Mansion
200 Taicang Road,
Shanghai 200020, China
Telephone: +86-(0) 21-6355-8788

Guangzhou Representative Office
Unit 2508, Yian Plaza
No. 33 Jian She 6th Road,
Guangzhou 510060, China
Telephone: +86-(0) 20-8385-1399

OVERSEAS SUBSIDIARIES AND AFFILIATE*

Chugai Pharma Europe Ltd.
Mulliner House, Flanders Road,
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5600

Chugai Pharma U.K. Ltd.
Mulliner House, Flanders Road,
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5680

Chugai Pharma Marketing Ltd.
Mulliner House, Flanders Road,
Turnham Green, London W4 1NN, U.K.
Telephone: +44-(0) 20-8987-5656

Chugai Pharma Marketing Ltd. Germany Branch
Lyoner Strasse 15, Atricom 7 OG
60528 Frankfurt am Main, Germany
Telephone: +49-(0) 69-663000-0

Chugai Pharma France S.A.S.
Immeuble Lafayette, La Defense 5,
2, Place des Vosges
92051 Paris La Defense Cedex, France
Telephone: +33-(0) 1-56-37-05-20

Chugai - Aventis S.N.C.
20 Avenue Raymond Aron
92165, Antony Cedex, France
Telephone: +33-(0) 1-55-71-68-62

Chugai Pharma U.S.A., Inc.
6275 Nancy Ridge Drive
San Diego, CA 92121, U.S.A.
Telephone: +1-858-535-5901

Chugai Pharma U.S.A., Inc. New York Office
444 Madison Avenue
New York, NY 10022, U.S.A.
Telephone: +1-212-486-7780

Gen-Probe Incorporated
10210 Genetic Center Drive
San Diego, CA 92121, U.S.A.
Telephone: +1-858-410-8000

Chugai Biopharmaceuticals, Inc.
6275 Nancy Ridge Drive
San Diego, CA 92121, U.S.A.
Telephone: +1-858-535-5900

Shanghai Chugai Pharma Co., Ltd.
1406 Shanghai Medical Mansion
200 Taicang Road,
Shanghai 200020, China
Telephone: +86-(0) 21-6328-5186

Chugai Pharma Taiwan Ltd.
4F, No. 180, Sec. 2, Min-Sheng E. Road
Taipei, Republic of China
Telephone: +886-(0) 2-2506-6699

C&C Research Laboratories*
146-141, Annyung-ri, Taean-up
Hwasung-gun, Kyunggi-do,
445-970 Republic of Korea
Telephone: +82-(0) 31-2306-542

(As of June 30, 2001)

INDEX

CORPORATE DATA

Date of Foundation: 1925
Stated Capital: ¥23,993,808,233
Number of Shares Issued of
Common Stock: 252,000,233
Number of Shareholders: 20,717
Stock Listings: Tokyo, Nagoya, Osaka, Fukuoka
Fiscal Year-End: March 31
General Meeting of Shareholders: June
Stock Transfer Agent: The Toyo Trust & Banking Co., Ltd.
Newspaper for Public Notices: *Nihon Keizai Shimbun*

(As of March 31, 2001)

Major Shareholders:

Name	Number of Shares Held (Thousands)/ Percentage of Total Shares Outstanding
The Chase Manhattan Bank, N.A. London	23,149 / 9.18
The Asahi Bank, Limited	8,602 / 3.41
The Sumitomo Bank, Limited	8,001 / 3.17
The Chase Manhattan Bank, SL acc.	7,100 / 2.81
Sumitomo Life Insurance Company	7,007 / 2.78
The Mitsubishi Trust & Banking Co., Ltd., *shintaku* acc.	6,634 / 2.63
State Street Bank & Trust Company	6,115 / 2.42
The Nichido Fire and Marine Insurance Co., Ltd.	5,767 / 2.28
Boston Safe Deposit (BSDT)	5,593 / 2.21
The Sakura Bank, Limited	4,595 / 1.82

Stock Price Information:

Price Range of Common Stock	Tokyo Stock Exchange Price per Share of Common Stock	
	High	Low
Fiscal 2000		
First Quarter	¥1,497	¥1,260
Second Quarter	1,400	1,203
Third Quarter	1,305	995
Fourth Quarter	2,080	1,081
Fiscal 2001		
First Quarter	**¥2,325**	**¥1,750**
Second Quarter	**2,260**	**1,791**
Third Quarter	**1,999**	**1,796**
Fourth Quarter	**1,978**	**1,607**



Chugai Pharma Europe Ltd. (London, U.K.)
Chugai Pharma Marketing Ltd. (London, U.K.)
Chugai Pharma U.K. Ltd. (London, U.K.)
Chugai - Aventis S.N.C. (Antony, France)
Beijing Representative Office (Beijing, China)
C&C Research Laboratories (Kyunggi, Republic of Korea)
Chugai Pharma U.S.A., Inc. (San Diego, U.S.A.)
Gen-Probe Incorporated (San Diego, U.S.A.)
Chugai Biopharmaceuticals, Inc. (San Diego, U.S.A.)
Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Taiwan Ltd.
(Taipei, Republic of China)
Chugai Pharma U.S.A., Inc.
New York Office
(New York, U.S.A.)
Chugai Pharma Marketing Ltd.
Germany Branch
(Frankfurt, Germany)
Chugai Pharma France S.A.S.
(Paris, France)
AMRAD Corporation (Melbourne, Australia)
Shanghai Representative Office (Shanghai, China)
Guangzhou Representative Office (Guangzhou, China)

○Overseas Subsidiaries ○Branches/Office □Overseas Representative Offices △R&D Partners



For your well-being
CHUGAI PHARMACEUTICAL CO., LTD.
Tel: +81-(0) 3-3281-6611 Fax: +81-(0) 3-3281-2828
E-mail: pr@chugai-pharm.co.jp



Printed in Japan